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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    -----------

                                     SCHEDULE 13D
       Information to be included in statements filed pursuant to Rule 13d-1(a)
               and amendments thereto filed pursuant to Rule 13d-2(a)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.   3  )*
                                             ------

                            NUMED HOME HEALTH CARE, INC.
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                                   (Name of Issuer)

                                     Common Stock
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                            (Title of Class of Securities)

                                      67052T201
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                                    (CUSIP Number)

       Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                               Cleveland, Ohio 44114
                                    216-736-7204
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                  November 20, 1998
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(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 29 Pages

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                                     SCHEDULE 13D
CUSIP NO. 67052T201                                           PAGE 2 OF 29 PAGES

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

       TURKEY VULTURE FUND XIII, LTD.
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [__]
                                                                       (b) [__]

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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS*

       WC, OO
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                               [__]

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Ohio
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           NUMBER OF             7   SOLE VOTING POWER

            SHARES                   508,500
                              --------------------------------------------------
         BENEFICIALLY            8   SHARED VOTING POWER

           OWNED BY           --------------------------------------------------

             EACH                9   SOLE DISPOSITIVE POWER

           REPORTING                 508,500
                              --------------------------------------------------
            PERSON              10  SHARED DISPOSITIVE POWER

             WITH
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       508,500
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             [__]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------


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CUSIP NO. 67052T201


     This Amendment No. 3 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting certain litigation apparently filed by NuMED Home Health Care, Inc., a Nevada corporation ("NuMed," "NuMED" or the "Company"), against the Fund, and certain acquisitions by the Fund of shares of common stock, par value $0.001 per share (the "Shares"), of NuMed.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is amended and supplemented as follows:

     The Shares acquired by the Fund since the filing of Amendment No. 2 to
Schedule 13D Statement on April 9, 1997 ("Amendment No. 2") were acquired for the aggregate purchase price of approximately $31,000 with a combination of working capital of the Fund and margin debt with EVEREN Securities, Inc. ("EVEREN"). The purchases of these Shares were previously reported by the Fund in filings made with the Securities and Exchange Commission (the "SEC") on Form 3 on October 23, 1997 and Form 4 on February 5, 1998. As required by SEC rules, both the Form 3 and Form 4 were mailed to NuMed.

     Interest on the EVEREN margin debt is computed at a select rate above the rate banks charge securities brokers ("brokers call money rate") and is subject to change, without notice, if the brokers call money rate changes. To the extent permitted by law, EVEREN has a lien on certain of the Shares reported herein as having been acquired by the Fund. A copy of the agreement setting forth the terms of the Fund's EVEREN margin debt is attached hereto as Exhibit 7.1.


Item 4.   PURPOSE OF TRANSACTION.

     Item 4 is amended and supplemented as follows:

     On November 12, 1998, the Committee for a New NuMed (the "Committee") filed a preliminary proxy statement with the SEC on Schedule 14A (the "Preliminary Proxy Statement"). As stated in the Preliminary Proxy Statement:

          "On April [8], 1997, [the Fund] requested, pursuant to Nevada law, to inspect the Company's stockholders' list. When the Company failed to respond, the Fund renewed its request to inspect the stockholders' list on September 25, 1997, and in addition requested that the Board of Directors of NuMED schedule an annual meeting of stockholders. The Company has not held an annual meeting since March 29, 1996, and no election of directors has taken place since then, contrary to the provisions of Nevada law and the Company's own By-laws. Article III, Section 1 of the Company's By-laws requires that NuMED hold an annual meeting of stockholders every July. After the Board once again ignored the Fund's request, the Fund renewed its demand for a stockholders' meeting on October 8, 1997.

          With the hope of trying to convince NuMED's directors to hold a stockholders' meeting, representatives of the Fund held discussions with representatives of NuMED


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CUSIP NO. 67052T201


     throughout the Summer and Fall of 1997. After the Fund's continued efforts to press NuMED to hold a meeting failed, the Fund was left with no alternative but to commence a lawsuit to force the Board of Directors to hold an annual meeting of stockholders. On November 14, 1997, the Fund initiated a lawsuit captioned TURKEY VULTURE FUND XIII, LTD. V. NUMED HOME HEALTH CARE, INC. (2nd Jud. Dist. Ct., Washoe Cty., Nev. Case No. CV-97-0777), alleging the facts described above and requesting that the court (1) issue an order directing NuMED to produce its stockholders' list for the Fund's inspection, (2) issue an order requiring NuMED to schedule an annual stockholders' meeting, (3) enjoin NuMED from interfering with the Fund's statutory rights as a stockholder, (4) award the Fund compensatory damages for its injuries resulting from NuMED's failure to comply with Nevada law relating to the inspection of stockholders' records, (5) order NuMED to pay the Fund's costs, and (6) find any other further relief as the court deems proper.

          In December 1997, the Fund's counsel continued to have discussions with NuMED's counsel in an attempt to settle the lawsuit. In January and February 1998, representatives of the Company requested that the Fund invest $2.0 million in NuMED. The Fund's investment was contingent upon terminating . . . [the] employment agreement [of Jugal K. Taneja, Chairman of the Board and Chief Executive Officer of NuMED]. Negotiations for a capital infusion by the Fund broke down when NuMED requested an additional $4.0 million loan and began discussing alternate plans with other parties.

          In January 1998, the Company and the Fund negotiated a settlement of the Fund's lawsuit. The terms of the settlement required the Company to provide the Fund with a recent stockholders' list, and to hold an annual meeting of stockholders by March 6, 1998. However, terms of the settlement agreement were never finalized, and on February 18, 1998, NuMED announced that it had entered into an agreement to merge with Banyan Healthcare Services, Inc., a merchant banking firm organized to effect the combination of home health care companies. In light of the Company's pending merger with Banyan, the Fund determined that it would not pursue the litigation and dismissed the action without prejudice in early March 1998. Banyan and NuMED subsequently terminated their merger agreement.

          After the failed Banyan merger, periodic conversations took place between the Fund and the Company regarding holding an annual meeting and whether a representative of the Fund would become a member of the Board of Directors of NuMED."

     On October 6, 1998, the Fund requested, through its legal counsel, that NuMed hold an annual meeting of its stockholders. A copy of the letter, which is also referenced in the Preliminary Proxy Statement, is attached hereto as
Exhibit 7.2 and is hereby incorporated by reference. The request for the annual meeting repeated the requests made by the Fund to NuMed on September 25, 1997 and October 8, 1997 to hold a stockholders' meeting. Copies of the prior requests are attached to the October 6, 1998 letter and included as part of
Exhibit 7.2.

     On October 14, 1998, NuMed issued a press release announcing that Mednu Acquisition Corp. had terminated its merger agreement with NuMed. In NuMed's Form 10-Q for the quarter ended September 30, 1998, as filed with the SEC on November 20, 1998, NuMed stated that the reason


                                  Page 4 of 29 Pages

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CUSIP NO. 67052T201


for the termination was "Mednu's failure to secure financing or commitments on terms satisfactory to Mednu."

     On October 19, 1998, the Fund requested the right to inspect NuMed's stockholders' list in order to communicate with the stockholders of NuMed concerning corporate affairs relating to the Fund's and such stockholders' mutual interests as stockholders. NuMed has not provided the stockholders' list to the Fund in response to this request. A copy of the letter is attached hereto as Exhibit 7.3 and is hereby incorporated by reference. NuMed had previously provided a copy of its stockholders' list to the Fund in response to the requests made by the Fund for the stockholders' list in April and September 1997. The prior request by the Fund is described in Amendment No. 2 and the Preliminary Proxy Statement.

     On November 2, 1998, NuMed announced that an annual meeting of NuMed's stockholders would be held on December 28, 1998 for the purpose of electing directors. Once NuMed announced its intention to hold an annual meeting, Richard M. Osborne, the sole Manager of the Fund, began to take steps to form the Committee, which on November 12, 1998 filed the Preliminary Proxy Statement. Upon its filing with the SEC, the Preliminary Proxy Statement was immediately available to the public on EDGAR, the SEC's electronic filing system, and a copy was provided on November 13, 1998 to NuMed through Thomas V. Chema, one of NuMed's directors. Only ten days went by between the announcement by NuMed and the filing by the Committee. (NuMed itself has failed to the date of this filing to make its proxy statement publicly available.)

     The Committee is seeking the support of NuMed's stockholders to elect its five nominees to the Board of Directors of NuMed. As described in the Preliminary Proxy Statement, if the Committee is successful in the election, it would cause a change in the Board of Directors of NuMed resulting in the nominees of the Committee constituting the entire Board of Directors, unless the two existing vacancies on NuMed's Board are filled. In addition, in the Preliminary Proxy Statement, the Committee proposed an amendment to NuMed's By-laws to eliminate the classified Board of Directors and permit NuMed stockholders to elect all directors annually.

     Under Item 5 to NuMed's Form 10-Q for the quarter ended September 30, 1998, which was filed with the SEC on November 20, 1998, NuMed states, in part, that "[o]n November 24, [sic] 1998 [NuMed] filed a lawsuit due to the violation of the Section 13(D) [sic] filing." The NuMed Form 10-Q fails to elaborate what if any violation of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), there may have been and further fails to state against whom the lawsuit has been filed. Counsel to the Fund received a copy of the complaint on November 23, 1998, although the Fund has not been served with a copy of the complaint. A copy of the complaint in NUMED HOME HEALTH CARE, INC.
V. TURKEY VULTURE FUND XIII, LTD. (U.S. Dist. Ct., Florida, Tampa Division, No. 98-2354-CIV-T-17F) is attached hereto as Exhibit 7.4.

     The complaint alleges that (1) the Fund failed to file an amendment to its
Schedule 13D indicating that it "is attempting to gain control of NuMed through a proxy fight, oust current management, and eliminate NuMed's staggered Board of Directors" and (2) the Fund failed to file an amendment to its Schedule 13D regarding the purchase of the additional 23,500 shares reported herein as having been acquired by the Fund. The complaint seeks (a) a temporary and permanent injunction requiring the Fund to file an amendment to its Schedule 13D "which will accurately


                                  Page 5 of 29 Pages



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CUSIP NO. 67052T201


reflect its true purpose," (b) a temporary injunction enjoining the Fund from exercising voting rights and soliciting proxies during the pendency of the lawsuit and "an appropriate 'cooling-off period,'" (c) costs and attorneys' fees, and (d) such other relief as the Court deems just and appropriate. The Fund can only assume that the lawsuit has been filed against it as an attempt by management to delay the outcome of the annual meeting, thereby further entrenching itself. In addition, the Fund can only assume that because NuMed has failed to make its proxy statement public it has a further incentive to delay the meeting.

     The Fund denies that there has been any violation of Section 13(d) of the Exchange Act or the rules and regulations promulgated by the SEC thereunder. All the required disclosure regarding the change in the Board of Directors and the By-laws was made on a prompt and timely basis in the Preliminary Proxy Statement. The purchase of the additional 23,500 Shares was fully-disclosed both publicly and to the Company on the required SEC forms. Under Rule 13d-2, an acquisition of securities in an amount equal to 1% or more of a class of securities is deemed "material" for purposes of the
Schedule 13D rules and requires an amendment to a Schedule 13D.  No separate
Schedule 13D filing obligation arose because the purchases by the Fund of 23,500 Shares amount to less than 1% of the outstanding Shares. No other facts or circumstances arose at the time of the purchases or until now with the apparent filing of the lawsuit that necessitated filing an additional amendment to the Fund's Schedule 13D Statement. If, and when, the Fund is served with a copy of the lawsuit, the Fund will vigorously defend itself, including taking all necessary steps to insure that the stockholders of NuMed have the opportunity to elect a Board of Directors.

     Mr. Osborne and the Fund continue to reserve the right to modify their, and the Committee's, plans and proposals described in Item 4, as amended and supplemented. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of any event set forth in clauses (i) through (ix) of Item 4 as set forth in the original
Schedule 13D Statement filed by the Fund on December 23, 1996.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by NuMed, there are 4,966,620 Shares outstanding.

     The Fund beneficially owns 508,500 Shares, or approximately 10.2% of the outstanding Shares. Because Mr. Osborne is sole manager of the Fund, Mr. Osborne may be deemed to beneficially own such Shares.

     (b) Mr. Osborne, as sole manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 508,500 Shares owned by the Fund.

     (c)  During the past 60 days, the Fund has not purchased any Shares.


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CUSIP NO. 67052T201


     (d)  Not Applicable.

     (e)  Not Applicable.


Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 7.1 General Account Agreement Letter to Kemper Securities, Inc. (predecessor-in-interest to EVEREN) from Turkey Vulture Fund XIII, Ltd.

Exhibit 7.2 October 6, 1998 request by the Turkey Vulture Fund XIII, Ltd. (through its counsel) to NuMED Home Health Care, Inc. to hold an annual meeting of stockholders, together with prior requests dated September 25, 1997, as Attachment A, and October 8, 1997, as Attachment B

Exhibit 7.3 October 19, 1998 request by the Turkey Vulture Fund XIII, Ltd. to NuMED Home Health Care, Inc. for the right to inspect NuMed's stockholders' list

Exhibit 7.4 Complaint filed by NuMED Home Health Care, Inc. against Turkey Vulture Fund XIII, Ltd. in the United States District Court, Middle District of Florida, Tampa Division, Case No. 98-2354-CIV-T-17F ([sic] marks added to show typographical errors). Copies of the exhibits to the Complaint are not included but will be furnished to the Commission upon request.









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CUSIP NO. 67052T201


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   November 24, 1998                   TURKEY VULTURE FUND XIII, LTD.


                                             By: /s/ Richard M. Osborne
                                                -------------------------------
                                                Richard M. Osborne, Manager

                                  Page 8 of 29 Pages

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CUSIP NO. 67052T201


                                    EXHIBIT LIST

Exhibit 7.1 General Account Agreement Letter to Kemper Securities, Inc. (predecessor-in-interest to EVEREN) from Turkey Vulture Fund XIII, Ltd.

Exhibit 7.2 October 6, 1998 request by Turkey Vulture Fund XIII, Ltd. (through its counsel) to NuMED Home Health Care, Inc. to hold an annual meeting of stockholders, together with prior requests dated September 25, 1997, as Attachment A, and October 8, 1997, as Attachment B

Exhibit 7.3 October 19, 1998 request by Turkey Vulture Fund XIII, Ltd. to NuMED Home Health Care, Inc. for the right to inspect NuMed's stockholders' list

Exhibit 7.4 Complaint filed by NuMED Home Health Care, Inc. against Turkey Vulture Fund XIII, Ltd. in the United States District Court, Middle District of Florida, Tampa Division, Case No. 98-2354-CIV-T-17F ([sic] marks added to show typographical errors). Copies of the exhibits to the Complaint are not included but will be furnished to the Commission upon request.








                                  Page 9 of 29 Pages